Supplemental Attachment – ATS-N Part III ITM 11(c)

Item 11: Trading Services, Facilities and Rules c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

<u>Hosted Pools</u>

The ATS may setup a Hosted Pool, at the request of a Subscriber, where such Subscriber will designate that an order interact with other orders entered by that same Subscriber, or other Subscribers participating in the same Hosted Pool. Hosted Pools are described in more detail in Part III, Items 7 and 9. An order designated to interact within a Hosted Pool can be designated to only interact with that Hosted Pool or can also be designated to interact with liquidity outside the Hosted Pool after checking for liquidity available in that Hosted Pool, as described further in Part III, Item 7. An order designated to interact with liquidity outside the Hosted Pool in the ASPEN book cannot be displayed. Hosted Pools are eligible to participate in the Overnight Trading Session, as described in Part III, Item 4, consistent with order types and attributes discussed in Part III, Item 7. The Hosted Pools for the Overnight Trading Session will be separate from Hosted Pools during Regular Trading Hours and use a dedicated FIX session that is separate from the FIX session(s) used for Regular Trading Hours, as described in Part III, Item 5.

Unless otherwise stated, the ATS' matching and trading rules apply to the Hosted Pools in the same manner as the ATS. An order designated to interact within a Hosted Pool that also is designated to interact with liquidity outside the Hosted Pool does not receive a new timestamp when determining eligibility to match against orders in the main books. Orders and order modifications are timestamped on arrival to the ATS and those timestamps do not change. An order that is eligible to match in the main books after checking for liquidity available in a Hosted Pool complies with the priority rules in the main book based on its timestamp. There is no Minimum Resting Period for any order type in a Hosted Pool.

The match priority criteria in a Hosted Pool are generally the same as in the ATS main books, excluding those Hosted Pools configured with specific match priority criteria (excluding VWAP orders) as described in this Item. In Hosted Pools, orders eligible for matching will be matched based on price and the time at which such orders are received relative to other orders (as orders designated to interact with other orders in a Hosted Pool are not eligible to be displayed orders). In the ASPEN main book, orders eligible for matching will be matched based on price, display type (*i.e.*, with respect to ASPEN, at each price level,

displayed orders will have priority over non-displayed orders), and the time at which such orders are received relative to other orders. Within the Hosted Pools, the ATS offers, at the request of a Subscriber, the ability to configure a Hosted Pool such that their own firm's orders are preferenced in a multi-broker Hosted Pool prior to being eligible to match against other broker orders; such configuration is set on the entire Hosted Pool and not on an order-by-order basis.

Subscribers participating in a Hosted Pool may request that orders designated for the Midpoint book and the ASPEN book have the ability to interact with each other inside the Hosted Pool. When such an option is selected, any eligible orders will interact at each Match Event, regardless if the next Match Event is for Midpoint book-eligible orders or ASPEN book-eligible orders. The Block IOI service offered in the Hosted Pool is available for the Midpoint book only, and is only available at the request of a Subscriber that requested that the Hosted Pool be set up. VWAP Orders are only eligible in Hosted Pools during Regular Trading Hours at the request of the Subscriber that requested that the Hosted Pool be set up, as described in Part III, Item 7.

Within the Hosted Pools, the ATS offers the ability to allow or prevent the matching of orders according to custom keys specified by a Subscriber via FIX tags. See Part III, Item 14 for more information. This functionality allows a Subscriber to control which orders can match with other orders in a Hosted Pool. For example, a buy order sent with a "prevent" instruction and a key equal to "1 2 3", will not be able to match against an order that includes a key of either "1", "2" or "3." Conversely, a buy order with an "allow" key of "4 5" can only match with orders containing a key of either "4" or "5".

Within the Hosted Pools, the ATS offers, at the request of a Subscriber that requested that the Hosted Pool be set up, a price improvement logic that will split any overlap in effective limit prices at a fixed level set for each Hosted Pool. For every trade in such a Hosted Pool, a specified percentage of the overlap will go to the liquidity provider and the remaining percentage will go to the liquidity taker (with the total percentage equaling 100%). The effective limit price for each order in the Hosted Pool is determined as the less aggressive of the peg instruction, limit price, and/or prevailing NBBO.

For example, suppose that the specified percentage is set at 75% of the overlap for liquidity provider and 25% for liquidity taker and suppose that a buyer has a posted order in a Hosted Pool at a limit price of $10.01. Subsequently, a seller sends an order with a limit price of $10.00, creating a $0.01 overlap. The liquidity provider (the buyer) will receive 75% of the overlap and the liquidity taker (the seller) will receive 25% of the overlap, and these two orders will be crossed at a price of $10.0025.

Within the Hosted Pools, the ATS offers, at the request of a Subscriber, where orders are designated to interact within multiple Hosted Pools, the ability to set a

configured preference for the sequence of the Hosted Pools in which the Subscriber's orders will interact within those multiple Hosted Pools, as additionally described in Part III, Item 7. For example, if the Subscriber wants to configure the sequencing to first go to Hosted Pool B, then Hosted Pool A, then the order will first match with the match priority criteria designated (for example, price/time priority) in Hosted Pool B, and, if the order has not been fully executed, then it will proceed to Hosted Pool A and match according to the match priority criteria in such Hosted Pool.

Such sequencing, as described above, may supersede the match priority criteria for, and therefore the prices received by, a particular order in the Hosted Pools. For example, orders in Hosted Pools can be made eligible to access both continuous and non-continuous Hosted Pools. In such cases, an order tagged for both a continuous and a non-continuous Hosted Pool will first interact with the continuous Hosted Pool and, if the order is not fully executed in such Hosted Pool, it will then interact with the non-continuous Hosted Pool, *i.e.*, continuous Hosted Pools will have preference for matching over non-continuous Hosted Pools.

Within the Hosted Pools, the ATS offers, at the request of a Subscriber that requested that the Hosted Pool be set up, to specify that matching should be continuous in an individual Hosted Pool. If the Hosted Pool is marked as continuous, orders are matched immediately after each new order, replace or NBBO update is received, if the new event makes corresponding continuous pool orders matchable. This continuous matching functionality is only available in Hosted Pools and is different than, and without regard to, the near-continuous matching mechanism in the main ATS books. Orders in Hosted Pools also can be made eligible to access both continuous and near-continuous Hosted Pools. In such cases, an order tagged for both a continuous and a near-continuous Hosted Pool will first interact with the continuous Hosted Pool and, if the order is not fully executed in such Hosted Pool, it will then interact with the near-continuous Hosted Pool, *i.e.*, continuous Hosted Pools will have preference for matching over near-continuous Hosted Pools.

Each Hosted Pool may be configured with one of the following match priority criteria, at the request of the Subscriber that requested that the Hosted Pool be set up, which determines how orders are prioritized during a Match Event, and applies to all Match Events in that Hosted Pool. The ATS will file any required amendments regarding Hosted Pools that will use specific match priority criteria and any required updates to such criteria.

The match priority criteria are:

- Price/Time (default). Orders are matched in price/time priority, meaning that orders eligible for matching will be matched based on price and then the time at which such orders are received relative to other orders.

- Pro-Rata by Size. Orders eligible for matching at the same price are allocated a proportion of the contra quantity based on their relative size.
- Price-Size. Orders eligible for matching at the same price are ranked by their size, where larger orders have higher priority, and filled according to their ranked size ordering.
- Random. Orders eligible for matching at the same price are re-ranked in random priority at the time of the Match Event, and filled sequentially according to the randomized ordering.
- Random Weighted. Orders eligible for matching at the same price are re-ranked according to a random weighting by participant, and filled sequentially according to the weighted random ordering. Weights are determined at the request of the Subscriber that requested that the Hosted Pool be set up (for example, weights could be based on Subscriber preference, or on historical participant activity in that specific Hosted Pool as determined by internal ATS data, which is not shared with the Subscriber that requested that the Hosted Pool be set up) and can be updated periodically by the request of the Subscriber that requested that the Hosted Pool be set up.

At this time, there is a Hosted Pool utilizing the random match priority criteria. The Hosted Pool is one-to-many Hosted Pool (*i.e.*, the Subscriber on behalf of whom the Hosted Pool was set up will be the counterparty to the other Subscribers that were invited by the Subscriber setting up the Hosted Pool to participate in such Hosted Pool). The Hosted Pool will accept pegged orders (Midpoint Peg Orders, Primary Peg Orders, and Marketable Peg Orders), Limit Orders, Market Orders, and Conditional Orders. See Part III, Items 7 and 9 for more detail on such order types. IOI, Block IOI, and VWAP orders are not available in the Hosted Pool. Furthermore, the Hosted Pool will only be available during Regular Trading Hours. Orders eligible for matching at the same price are re-ranked in random priority at the time of the Match Event, and filled sequentially according to the randomized ordering. There is no price improvement logic enabled for the Hosted Pool. The Hosted Pool will not be configured to allow the Hosted Pool to begin trading coincident with the Primary Market Open for each security as reported on the consolidated tape, as discussed in Part III, Item 10. The Hosted Pool will follow the Match Event Interval for the Midpoint book or ASPEN book, as applicable. The Hosted Pool will not be configured on the Hosted Pool level for a Subscriber to request that their own firm's orders are preferenced in a multi-broker Hosted Pool prior to being eligible to match against other broker orders, nor will it be set up to specify that matching should be continuous in an individual Hosted Pool. Unless otherwise noted, the Hosted Pool disclosures in Part II, Items 5 and 7, Part III, Items 2, 3, 4, 5, 7, 8, 9, 10, 14, 15, 19, and this Item apply to the Hosted Pool.

General Match Priority Criteria Information

Matching instructions are specified in accordance with the FIX protocols described above in Part III, Item 5 and defined by industry standard FIX tags defined for these matching instructions.

Orders received by the ATS during the Pre-Market Order Acceptance Period will be queued until the beginning of Regular Trading Hours. Orders received outside these periods will not be accepted unless they are submitted to the Overnight Trading Session. For all eligible securities, the ATS will only execute if Limit-Up-Limit-Down ("LULD") bands are present and the effective price of a potential match is not constrained by a LULD band. Orders executed during the Overnight Trading Session are subject to the Reference Price Bands described above.

For purposes of the operation of the ATS, all orders will be timestamped upon receipt by the ATS in nanoseconds; however, the ATS has the ability to provide order records in microseconds or milliseconds via FIX.

An amendment of an outstanding order will affect its match priority and Minimum Resting Period as follows:

1. If an order's size is decreased, its timestamp will remain the same, its priority will not change and it will not wait through a new Minimum Resting Period (in the case of Midpoint).
2. If an order's size is increased, the timestamp will be renewed, its priority will change and, if part of Midpoint, it will wait through a new Minimum Resting Period.
3. If an order's price is changed, the timestamp will be renewed, its priority will change and, if part of Midpoint, it will wait through a new Minimum Resting Period.

IntelligentCross conducts trading strictly in an agency capacity on the ATS. IntelligentCross does not conduct trading in a proprietary capacity.

Non-Match Events

Situations may occur where an incoming order may not execute against a resting order at match event time, such as when:

(1) an existing resting order cancels prior to the next match event
(2) an incoming order is canceled prior to the next match event
(3) the NBBO moves between the time an order is received and the next match event takes place, making either the incoming order or the resting order non-marketable

(4) the NBBO changed before the next match event and pegged orders were repriced to the new NBBO, making the incoming order or the resting pegged order non-marketable

Execution Errors

The ATS has written supervisory policies and procedures in place to handle trade execution errors and "clearly erroneous trades." Each potential error situation will be evaluated by the ATS's personnel on a case by-case basis.

If a trade is transacted in error and it is determined that the error was due to a system failure or other issue with the ATS's platform that resulted in a poor execution (*i.e.*, outside the NBBO), the ATS will contact each of the Subscribers associated with the error cross trade and inform them that the ATS is canceling the trade. The ATS will then initiate the cancel on the ATS and communicate with the respective FINRA TRF the trade report cancellation for each side of the cross trade. In the instances in which the trade was good (*i.e.*, inside the NBBO), and as a result of a systems issue, the ATS failed to acknowledge the execution to one of the two Subscribers associated with the error cross trade transacted on the ATS, the ATS will contact the affected Subscriber and ask whether or not they want to maintain (keep) the trade. If the Subscriber does not want to maintain the trade, the ATS will take the affected Subscriber's position and book it to IntelligentCross' error account. IntelligentCross will then instruct IntelligentCross' clearing broker to trade out of the error position. An IntelligentCross employee will book the error position and subsequently close-out the transaction through IntelligentCross' error account for settlement purposes and document within IntelligentCross' systems all details regarding the error transaction(s). The error transaction detail will include all details surrounding the error trade(s) and subsequent close-out trades (if any). The detail will also include an identification of all associated parties, the cause/reason for the error, or details surrounding Subscriber contact(s). The error trade detail will then be reviewed and electronically signed off as "compliance review" by the CCO or his designee and subsequently reviewed and signed off on as "Supervisory Review" by IntelligentCross' CEO or his/her supervisory principal designee.

The ATS will also ensure accurate CAT reporting.

With respect to a market wide event that may contain clearly erroneous transaction, the ATS monitors all email notification regarding clearly erroneous transactions. Upon receipt of a clearly erroneous e-mail notification, the ATS will immediately review the ATS's trading activity during the relevant timeframe to determine whether or not the ATS traded the securities referenced in the notification. The ATS will then take immediate action (if any executions have been identified through the review) to reverse the trades upon the ATS and the respective FINRA TRF. A file in IntelligentCross' systems will be created that

documents any FINRA TRF reversals that have been performed as a result of a clearly erroneous notification.

The ATS's written supervisory procedures for execution errors and clearly erroneous transactions also apply to the Overnight Trading Session.

Order Entry Restrictions

The ATS will not accept orders that reference a symbol not authorized for trading (*e.g.*, if there is a trading halt). The minimum price variation ("MPV") for orders received by the ATS during both the Regular Trading Hours and Overnight Trading Session shall be $0.01 for orders priced $1.00 or greater, and $0.0001 for orders priced below $1.00. Orders received with increments below the MPV will be rejected.

Sell orders must be designated as long, short or short exempt in the event there is a short sale restriction in place during both the Regular Trading Hours and the Overnight Session. Subscribers are responsible for the compliance of their trades with all short sale locate and delivery rules and regulations.

Anonymity

All orders and executions are anonymous as to and between Subscribers. Subscribers are only made aware of IntelligentCross as a party or contra-party on orders and executions.

The ATS does not provide any means of communication between Subscribers. There is no negotiation, chat, instant message, indication of interest, "Flash Order," or similar functionality provided.